Financial Statements of

AMERICAN BONANZA GOLD CORP.

As at December 31, 2004

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDER

We have audited the balance sheet of American Bonanza Gold Corp. as at December 31, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
April 18, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

AMERICAN BONANZA GOLD CORP.
Balance Sheet
(Expressed in Canadian dollars)

As at December 31, 2004

Assets

Current asset:
Cash and cash equivalents	$0.01

Shareholder’s Equity

Shareholder’s equity:
Common share	$0.01

See accompanying notes to financial statement.

AMERICAN BONANZA GOLD CORP. Notes to Financial Statement (Expressed in Canadian dollars) As at December 31, 2004

1.	Basis of presentation and significant accounting policies:

American Bonanza Gold Corp. (the “Company”) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (“Bonanza”), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Company was formed in anticipation of the transactions discussed in note 3 and to operate as an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals in Canada and in the American Southwest of the United States.

For the period from incorporation to December 31, 2004 the Company had no operations. As a result, statements of operations and cash flows have not been presented as such statements would not provide additional meaningful information.

This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.	Share Capital:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value.

During the period from incorporation to December 31, 2004, the Company issued one common share for cash consideration of $0.01. No Class A Preferred Shares were issued during this period.

3.	Subsequent Events:

Subsequent to December 31, 2004, the following events occurred:

(a) Plan of Arrangement:

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Company, Bonanza, International Taurus Resources Inc. (“Taurus”), Fairstar Explorations Inc. (“Fairstar”) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

AMERICAN BONANZA GOLD CORP. Notes to Financial Statement (Expressed in Canadian dollars) As at December 31, 2004

3.	Subsequent Events (continued):

	(a)	Plan of Arrangement (continued):

		(i)	Part A:

The Company, Bonanza and Taurus combined by way of a plan of arrangement (the “Arrangement”) whereby, first, each Bonanza common share, option and warrant outstanding at completion of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Company and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Company. The expiry dates of options and warrants remain unchanged and the exercise prices were increased consistent with the above exchange ratios. Following the above transactions, the Company owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Company. Bonanza is deemed to be the acquirer of Taurus’ assets and liabilities for accounting purposes. The exchange transaction between the Company and Bonanza is considered to be a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Accordingly, the consolidated financial statements of the Company will retroactively reflect the results of operations of Bonanza consolidated with those of Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Company.

Summarized consolidated financial information of Bonanza as at December 31, 2004 and for the year then ended is as follows:

Current assets	$9,614,507
Mineral properties	18,826,688
Non-current assets	247,468

$28,688,663

Current liabilities	$863,867
Non-current liabilities	328,654
Shareholders’ equity	27,496,142

$28,688,663

Loss for the year	$(1,219,731)

AMERICAN BONANZA GOLD CORP. Notes to Financial Statement (Expressed in Canadian dollars) As at December 31, 2004

3.	Subsequent Events (continued):

	(a)	Plan of Arrangement (continued):

		(ii)	Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Company acquired all outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Company and $300,000 cash paid directly to certain creditors of Fairstar. This transaction will be accounted for as an asset acquisition by the Company with effect from the date of closing.

		(iii)	Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Company’s common shares. The total number of issued and outstanding common shares of the Company after the transaction is 74,330,925.

Each of the transactions under Part (A) and Part (B) above will be accounted for using the purchase method. The cost of the purchase of Taurus and 0710882 B.C. Ltd. will be allocated to their respective assets and liabilities as at March 30, 2005, on the basis of their fair values. Preliminary estimates of the fair values of the assets and liabilities acquired based upon management’s valuation process are as follows:

	Taurus (A)	Fairstar (B)
	$	$
Net assets acquired:
Current assets	1,069,068	-
Mineral properties	21,769,623	7,268,000
Reclamation bonds	22,000	-
	22,860,691	7,268,000
Liabilities assumed:
Current liabilities	(715,708)	-
Non-current liabilities	(1,402,983)	-
Future income tax liabilities	(1,778,000)	(1,508,000)
	(3,896,691)	(1,508,000)

	18,964,000	5,760,000

Consideration given:
Option and warrant consideration	592,000	-
Share consideration	17,438,000	5,460,000
Cash and costs of acquisition	934,000	300,000

Total consideration	18,964,000	5,760,000

AMERICAN BONANZA GOLD CORP. Notes to Financial Statement (Expressed in Canadian dollars) As at December 31, 2004

3.	Subsequent Events (continued):

	(a)	Plan of Arrangement (continued):

(iii) Combined (continued):

The excess purchase price over the net book value of net assets acquired has been allocated to mineral properties and includes the effect of recording future income tax liabilities on the temporary differences arising on the transactions.

The estimated fair values of net assets acquired are preliminary and may vary upon the completion of additional valuation procedures.

	(b)	Adoption of Stock Option Plan:

On March 24, 2005, shareholders approved a stock option plan to allow the Company to grant incentive stock options to directors, employees and consultants of the Company. The Plan has been structured to comply with the rules of the TSX and the TSX Venture Exchange.